June 20, 2018

David Manion and James E. O’Connor, Esq.

U.S. Securities and Exchange Commission (the “Commission” or the “SEC”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price Credit Opportunities Fund, Inc. (“Acquiring Registrant”)

   T. Rowe Price Credit Opportunities Fund (“Acquiring Fund”)

    T. Rowe Price Credit Opportunities Fund

    T. Rowe Price Credit Opportunities Fund—Advisor Class

    T. Rowe Price Credit Opportunities Fund—I Class

   File Nos.: 333-194114 / 811-22939

 T. Rowe Price Institutional Income Funds, Inc. (“Acquired Registrant”)

   T. Rowe Price Institutional Credit Opportunities Fund (“Acquired Fund”)

   File Nos.: 333-84634 / 811-21055

Dear Messrs. Manion and O’Connor:

The following is in response to your comments provided on June 6, 2018, and June 19, 2018 respectively, regarding the initial combined Information Statement of the Acquired Fund and Registration Statement for the Acquiring Fund, filed on Form N-14 on May 25, 2018 (the “N-14”). Your comments and our responses are set forth below.

Combined Prospectus / Information Statement

Comment:

We note that this filing does not qualify for Rule 488 as the filing does not include the auditor’s consent. Accordingly, an amendment must be filed and the filing must then be declared effective.

Response:

We intend to file an amendment to the N-14 and will include the auditor’s consent as an exhibit to the filing. At that time, we also intend to file a request for acceleration noting our requested effective date of June 25, 2018.

Comment:

Please clearly state at the beginning of the first paragraph under the heading “Will the Reorganization result in higher fund expenses?” that gross expenses will be higher after the Reorganization (for example, you could add the following to the first sentence: “Although gross expenses will be increasing...”). Please also state that net expenses are based on a waiver and provide the date that the waiver expires. This comment applies to similar disclosure elsewhere in the N-14.

Response:

We intend to modify the first paragraph under the heading “Will the Reorganization result in higher fund expenses?” as follows (new language underlined):

Although gross expenses will be increasing, the net annual fund operating expense ratio of the Credit Opportunities Fund—I Class is not expected to differ from the Institutional Fund’s net annual fund operating expense ratio after the Reorganization, even though the Funds’ fees and expenses are structured differently. As explained in more detail below, the Credit Opportunities Fund—I Class’ net expense ratio includes the effect of a agreement contractual expense limitation pursuant to which T. Rowe Price has agreed to waive the class’ operating expenses (through at least September 30, 2019) to the extent the class’ operating expenses exceed 0.01% of the class’ average daily net assets.

Comment:

Please clarify in the second paragraph under the heading “Will the Reorganization result in higher fund expenses?” that fund expenses are expected to increase by more than 0.50%, and the fee waiver agreement will expire on September 30, 2019.

Response:

We intend to modify the second paragraph under the heading “Will the Reorganization result in higher fund expenses?” as follows (new language underlined):

The Credit Opportunities Fund pays T. Rowe Price a management fee that consists of two components—an “individual fund fee,” which reflects the Fund’s particular characteristics, and a “group fee.” The group fee, which is designed to reflect the benefits of the shared resources of the Firm, is calculated daily based on the combined net assets of all T. Rowe Price Funds (except the funds-of-funds, TRP Reserve Funds, Multi-Sector Account Portfolios, and any index or private-label mutual funds). The group fee schedule is graduated, declining as the combined assets of the T. Rowe Price Funds rise, so shareholders benefit from the overall growth in mutual fund assets. On November 30, 2017, the annual group fee rate was 0.29%. The individual fund fee, also applied to the fund’s average daily net assets, is 0.35%. Combined, the Fund’s management fee as of November 30, 2017 was 0.64%. In addition to the management fee, the I Class pays its pro rata portion of the Credit Opportunities Fund’s operating expenses. T. Rowe Price has agreed (through September 30, 2019) to pay the operating expenses of the Fund’s I Class excluding management fees; interest; expenses related to borrowings, taxes, and brokerage; nonrecurring, extraordinary expenses; and acquired fund fees and expenses (“I Class Operating Expenses”), to the extent the I Operating Expenses exceed 0.01% of the class’ average daily net assets. Effective December 1, 2017, this limitation on I Class Operating Expenses was reduced from 0.05% to 0.01%. After including the effect of this expense limitation, the I Class’ and the Institutional Fund’s net annual operating expenses are expected to be identical after the Reorganization, through at least September 30, 2019 (although the gross expenses of the I Class as of November 30, 2017, assuming the Reorganization had taken place, would have been 1.19%).

Comment:

Please reformat the table under the heading “Fees and Expenses of the Funds” so that the top headings are listed on the side for consistency with how fee information is typically presented in a prospectus. We believe that this will allow for a better comparison.

Response:

We intend to modify the table as suggested.

Comment:

Please confirm that the fees and expenses provided in the table under the heading “Fees and Expenses of the Funds” on page 9 is based off of current fee information.

Response:

Under Rule 3-18 of Regulation S-X, if financial statements in a filing are as of a date 245 days or more prior to the date the filing is expected to become effective, updated financial statements must be furnished. For consistency with this requirement, the fees and expenses information included in the table on page 9 of the N-14 is based off of information contained in the Acquiring Fund’s and the Acquired Fund’s semi-annual reports, both of which cover the fund’s semi-annual period ended November 30, 2017.

Comment:

With respect to the expense example included on page 10 of the N-14, please either provide the calculations used or confirm that the expense examples are correct via correspondence.

Response:

The figures presented in the expense example are calculated using a starting date of November 30, 2017 for consistency with the fee information presented in the fee table. To calculate the expense example for the Institutional Fund, we used a total expense ratio of 0.67% for all 10 years. To calculate the first year figures for the Credit Opportunities Fund—I Class and the Pro Forma Combined, we used a total expense ratio of 0.67% for the entire first year, which includes the effect of the expense limitation agreement. Although the new expense limitation agreement related to the Credit Opportunities Fund—I Class went into effect on December 1, 2017, the figures presented in the fee table and the expense example were restated such that the expense limitation agreement is reflected to have been in place on November 30, 2017. For the second year figures presented for the Credit Opportunities Fund—I Class (and the Pro Forma Combined), since the expense limitation agreement will expire on September 30, 2019, we used a total expense ratio of 0.67% for the first 10 months, and then used the fund’s gross total expense ratio of 1.44% (and 1.19%, respectively) for the remaining two months. The remaining years presented in the table used a total expense ratio of 1.44% for the Credit Opportunities Fund—I Class, and 1.19% for the Pro Forma Combined.

Comment:

Please include a discussion on why no capital gains or losses are expected as a result of the reorganization on page 11 under the heading “What are the tax consequences of the Reorganization?”

Response:

As discussed in more detail below, we intend to close out the Acquired Fund’s derivatives positions and to write off any holdings that are deemed worthless prior to the Reorganization, both of which are expected to have an immaterial impact on the Acquired Fund. Therefore, we do not anticipate any significant gains or losses as a result of the sale of securities. We note that even if the Acquired Fund were to realize a gain as a result of the sales of securities, the gain would result in incrementally reducing the fund’s significant capital loss carryforwards that would be transferred to the Acquiring Fund as a result of the Reorganization. We intend to modify the disclosure under the heading “What are the tax consequences of the Reorganization?” as follows (new language underlined):

The Reorganization is designed to have no adverse tax consequences to the Funds or their shareholders. The exchange of shares will not be a taxable event. Of course, Fund shareholders who sell their shares may have a capital gain or loss and any capital gain distributions from the Funds are also taxable. The Institutional Fund will generally close out any derivatives positions and sell any assets that are not acceptable to the Credit Opportunities Fund prior to the Reorganization, which could result in the distribution of taxable gains to shareholders of the Institutional Fund. Because the Institutional Fund currently has a significant capital loss carryforward balance, we do not currently expect that the sale of holdings, or the closing of derivatives positions, will result in the distribution of capital gains. Immediately prior to the Reorganization, the Institutional Fund will distribute any taxable income as a taxable dividend to shareholders. In reporting tax information to their shareholders and the Internal Revenue Service (“IRS”), the Funds follow the IRS requirements. See “Information About the Reorganization—Tax Considerations” for more information.

Comment:

On page 11, under the heading “What are the tax consequences of the Reorganization?” please include a reference to the section entitled “Information About the Reorganization—Tax Considerations.”

Response:

We intend to add the suggested reference as the last sentence under the heading “What are the tax consequences of the Reorganization?” The new sentence is included in the above response.

Comment:

On page 17, under the heading “Expenses of Reorganization,” please include an estimate of expenses related to the merger. In addition, please include an estimate of securities to be sold and any brokerage expenses related to security sales (if applicable), as well as an estimate of any gains or losses associated with such sales.

Response:

We intend to modify the disclosure to include an estimate of expenses related to the Reorganization. Since we intend to add disclosure describing the securities to be sold and anticipated gains and losses under the heading “What are the tax consequences of the Reorganization?” (as described in the above response), we do not intend to add that disclosure to this section. The following new disclosure will be added under the heading “Expenses of Reorganization”:

T. Rowe Price estimates that expenses related to the Reorganization will be approximately $12,000. These costs, which will be borne by T. Rowe Price, represent management’s estimate of professional services fees, and any printing costs and mailing charges related to the Reorganization. The Combined Fund will pay for any brokerage, taxes, and extraordinary items related to the Reorganization, which are expected to be de minimis.

Pro Forma Financial Information

Comment:

Please include a discussion of the disposition of securities to be sold prior to the merger. If no securities are to be sold, please state as such.

Response:

We intend to add the following disclosure under “Note 1 – Reorganization”:

Substantially all of the Acquired Fund’s portfolio holdings are anticipated to transfer to the Acquiring Fund. Prior to the Reorganization, any derivatives positions will generally be closed out, and any holdings that are deemed worthless will be disposed of.

Comment:

Please include a footnote or sentence explaining the estimated reorganization expenses.

Response:

We intend to modify the disclosure under “Note 4 – Reorganization Costs” as follows (new language underlined):

Price Associates estimates that expenses for the Reorganization will be approximately $12,000. These costs represent management’s estimate of professional services fees, printing costs and mailing charges related to the Reorganization. Price Associates will bear these costs. The Combined Fund will pay for any brokerage, taxes, and extraordinary items related to the Reorganization, which are expected to be de minimis.

Comment:

Please include a general discussion of the valuation process, including a reference to the Board’s role in overseeing valuation.

Response:

We intend to add the following disclosure under “Note 2 – Accounting Policies”:

Each of the Acquired Fund’s and Acquiring Fund’s ’s financial instruments are valued and each class’s net asset value (“NAV”) per share is computed at the close of the New York Stock Exchange (“NYSE”), normally 4 p.m. ET, each day the NYSE is open for business. However, the NAV per share may be calculated at a time other than the normal close of the NYSE if trading on the NYSE is restricted, if the NYSE closes earlier, or as may be permitted by the SEC. The Acquired Fund’s and Acquiring Fund’s financial instruments are reported at fair value, which U.S. GAAP defines as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The T. Rowe Price Valuation Committee (the “Valuation Committee”) is an internal committee that has been delegated certain responsibilities by each of the Acquired Fund’s and Acquiring Fund’s Board of Directors (the “Board”) to ensure that financial instruments are appropriately priced at fair value in accordance with U.S. GAAP and the Investment Company Act of 1940. Subject to oversight by the Board, the Valuation Committee develops and oversees pricing-related policies and procedures and approves all fair value determinations. Specifically, the Valuation Committee establishes procedures to value securities; determines pricing techniques, sources, and persons eligible to effect fair value pricing actions; oversees the selection, services, and performance of pricing vendors; oversees valuation-related business continuity practices; and provides guidance on internal controls and valuation-related matters. The Valuation Committee reports to the Board and has representation from legal, portfolio management and trading, operations, risk management, and the Acquired Fund’s and Acquiring Fund’s treasurer. These policies will not change as a result of the Reorganization.

Comment:

Please include a reference to which fund will be the accounting and performance survivor of the Reorganization.

Response:

We intend to modify the disclosure under “Note 2 – Accounting Policies” as follows (new language underlined):

No significant accounting policies will change as a result of the Reorganization, specifically policies regarding security valuation or compliance with Subchapter M of the Internal Revenue Code of 1986, as amended. The Acquiring Fund will be the accounting and performance survivor after the

Reorganization. No significant changes to any contracts of the Acquiring Fund are expected as a result of the Reorganization.

Comment:

In Note 3, please add the following: (1) a discussion of which expenses are paid to affiliates; and (2) a sentence on adviser’s ability to recoup and constraints of recoupment.

Response:

We intend to add the following two paragraphs immediately prior to the table in Note 3 – Pro Forma Adjustments:

The Acquired Fund and the Acquiring Fund are each managed by T. Rowe Price Associates, Inc. (“Price Associates”). For its services, Price Associates receives an all-inclusive investment management and administrative fee from the Acquired Fund and an investment management fee from the Acquiring Fund. These fees are reflected in the table below in the first two line items.

In addition, the funds have entered into service agreements with Price Associates and two wholly owned subsidiaries of Price Associates. Price Associates provides certain accounting and administrative services; T. Rowe Price Services, Inc. provides shareholder and administrative services in its capacity as the funds’ transfer and dividend-disbursing agent; and T. Rowe Price Retirement Plan Services, Inc. provides subaccounting and recordkeeping services for certain retirement accounts invested in the funds. There is no anticipated change to such fees as a result of the Reorganization and, therefore, these expenses are not reflected in the pro forma information presented below.

 In addition, we intend to modify footnote 3 to the table as follows (new language underlined):

(3) Reflects additional amounts which that would be waived or reimbursed due to the change in the Acquiring Fund’s I Class operating expense limitation from 0.05% to 0.01%, which was effective December 1, 2017, had it been in effect as of June 1, 2016. This change was approved by the Acquiring Fund’s Board of Directors in contemplation of the future Reorganization and is expected to have a continuing impact on the Combined Fund. This operating expense limitation agreement will continue until September 30, 2019, and may be renewed, revised, or revoked only with approval of the fund’s Board. The I Class is required to repay Price Associates for expenses previously paid to the extent the class’s net assets grow or expenses decline sufficiently to allow repayment without causing the class’s operating expenses (after the repayment is taken into account) to exceed both: (1) the expense limitation in place at the time such amounts were paid; and (2) the class’s current expense limitation. However, no repayment will be made more than three years after the date of a payment or waiver.

Comment:

Please review the estimated reorganization costs included under Note 4 and confirm that the figure includes all applicable expenses. Disclose the expenses for which T. Rowe Price will bear, and the expenses for which the fund will bear.

Response:

We have reviewed expenses included under Note 4 and intend to modify the disclosure as noted above. We note that the Reorganization will not result in any solicitation, printing, or mailing expenses as the merger is being approved via unanimous written consent by two shareholders that are affiliated with the Acquiring Fund and the Acquired Fund, the T. Rowe Price High Yield Fund (an affiliated mutual fund managed by T. Rowe Price) and T. Rowe Price (the funds’ investment adviser). As a result, the expenses included in the estimate are comprised of professional fees related to auditing and reviewing the N-14.

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If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345- 6646, or in my absence, Vicki Horwitz at 410-577-5024 or Darrell N. Braman at 410-345-2013.

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.